UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

Ordinary Shareholders’ Meeting

Call Notice

The Shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to attend the Company’s Ordinary Shareholders’ Meeting (“Meeting”), which will be held at 02:00 p.m., on April 25th, 2025, at the Company’s headquarters, located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Cidade Monções, City of São Paulo, São Paulo State, to resolve on the following items of the agenda:

(1)        Take the management accounts, as well as examine, discuss and vote on the Financial Statements, alongside the Management Report, the Independent Auditors Report, the Opinion of the Audit and Control Committee, and the Opinion of the Fiscal Board, for the fiscal year ended on December 31st, 2024;

(2)       Resolve on the proposal for the allocation of the net income for the fiscal year ended on December 31st, 2024;

(3)       Set the number of members to compose the Board of Directors for the next term;

(4)       Elect the members of the Board of Directors;

(5)       Elect the members of the Fiscal Board;

(6)        Re-ratify the value of the global limit for the annual compensation of managers and members of the Fiscal Board of the Company for the fiscal year ended on December 31st, 2024; and

(7)        Set the amount of the global limit for the annual compensation of managers and members of the Fiscal Board for the fiscal year ending on December 31st, 2025.

Pursuant to Article 5, §4 of CVM Resolution No. 81, of March 29, 2022 (“RCVM 81”), the Company clarifies that the Meeting will be held in person, as this is the practice adopted by the Company in its meetings, always with significant shareholder participation, without prejudice to the possibility of participation by means of remote voting.

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The remote voting ballot is available on the websites of the Company (ri.telefonica.com.br), of the CVM (www.gov.br/cvm), of B3 S.A. - Brazil, Bolsa, Balcão ("B3") (www.b3.com.br) and Ten Meetings https://assembleia.ten.com.br/309849048.

General Instructions:

(i)       In accordance to Article 10 and subsequent paragraphs of the Company’s Bylaws, only shareholders whose shares are registered in their name in the records of the bookkeeping institution may take part and vote at the Meeting, up to 72 (seventy-two) hours before the designated date of the Meeting.

(ii)       Shareholders who wish to participate in the Meeting in person or via a remote voting ballot must present the following documentation, also observing the guidelines described in item (iii) below:

Individual Shareholder

a)               Document proving their identity (identity card and CPF).

Legal Entity Shareholder

a)               Latest bylaws or consolidated social contract and corporate documents proving the legal representation of the legal entity shareholder; and

b)               Attorney’s identity card and CPF.

Investment Funds

a)               Current regulations of the investment fund and, if applicable, voting policy of the investment fund that proves the representation powers of the fund administrator or manager;

b)               Latest bylaws or consolidated social contract of the fund administrator or manager, as applicable, and corporate acts that prove the administrator or manager's powers of legal representation, as applicable; and

c)               Attorney’s/Legal Representative’s identity card and CPF, as appropriate.

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Other orientations

Representation by Attorney

Pursuant to Article 126, Paragraph 1, of Law No. 6,404/76 (“Corporations Law”), the shareholder may be represented, in person or in a remote voting form, by an attorney duly appointed less than 1 (one) year before the date of the Meeting. In this case, in addition to the documents described above, the following documentation must be presented:

a)               power of attorney with specific powers, signed (i) in person, with a notarized signature, or (ii) electronically, using ICP-Brasil certification; and

b)               attorney’s identity document and CPF.

Documents drawn up abroad in a foreign language

•	Documents drawn up abroad in a foreign language must be notarized and apostilled or legalized (as applicable), translated into Portuguese and registered, together with their sworn translations, at the Titles and Documents Registry Office.

(iii)       The shareholder may participate in the Meeting in person or via a distant voting ballot, and must observe the following procedures:

•	In-person participation: If chosen to participate in person, the shareholder must present the documentation described in item (ii) above, being responsible for the veracity and integrity of the documents presented.

In order to ensure greater speed and efficiency in the work of the Meeting, shareholders who intend to participate in person at the Meeting may send, via the electronic address https://assembleia.ten.com.br/309849048, copy of the documentation described in item (ii) above up to 72 (seventy-two) hours before the Meeting.

To do so, the shareholder or their representative must access the Ten Meetings platform through the following email address https://assembleia.ten.com.br/309849048, register and attach all documents necessary to participate in the Meeting under the terms of this Notice, being responsible for its veracity and integrity.

In case of incomplete documentation, the shareholder or their representative will receive an email informing the reason for rejection, and they must provide the necessary documents by accessing the same address indicated above.

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If the shareholder does not receive confirmation of accreditation or need to clarify doubts about accessing the electronic platform or uploading documents, the shareholder or their representative must contact the Company via the following email: ir.br@telefonica.com.

•	Remote Voting Ballot: The shareholder who chooses to participate in the Meeting using a remote voting ballot may send it (i) through their custodian agent (if they provide this service), the central depository or the Company's bookkeeper, depending on whether or not their shares are deposited with the central depository; or (ii) directly to the Company, in accordance with the guidelines contained in this Notice and the remote voting form itself.

Sending the remote voting ballot to service providers must comply with the deadlines and procedures determined by each service provider.

If the shareholder choses to send the remote voting ballot directly to the Company, the shareholder or their representative must complete, sign and forward the remote voting form exclusively through the platform available at the electronic address https://assembleia.ten.com.br/309849048, accompanied by the documentation indicated in item (ii) above, at least 4 (four) days in advance of the date of the Meeting, i.e., until April 21, 2025 (including), each shareholder being responsible for the veracity and integrity of the documents presented. Remote voting ballots sent to the Company by post or email will not be accepted.

(iv)        In accordance with CVM Resolution No. 70, of March 22, 2022, the minimum percentage of participation in the voting share capital to request the adoption of the multiple voting process, for the election of members of the Board of Directors is 5% (five percent), individually or jointly, observing the legal deadline of 48 (forty-eight) hours in advance of the Meeting for such request.

(v)       The documents listed in Article 133 of the Corporation Law were published in summary in the physical newspaper of Valor Econômico on 26 February 2025, being made available in full on the Valor Econômico electronic address, in accordance with Article 289 of the Corporation Law.

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(vi)        All documents relating to the agenda of the Meeting are available to shareholders at the Company's headquarters and can also be consulted on the websites of the Securities and Exchange Commission – CVM (www.gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company (ri.telefonica.com.br), in accordance with the provisions of the Corporation Law.

São Paulo, February 28th, 2025.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	Febraury 28, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director